United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

October 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Vale Overseas Limited, File No. 333-109610, and the Registration Statement of Companhia Vale do Rio Doce, File No. 333-109610-01.

CVRD Dividend Payment

Rio de Janeiro, October 15, 2003 — Companhia Vale do Rio Doce (CVRD) informs that its Board of Directors approved today the second installment of the minimum dividend payment to shareholders, as proposed by the Company's Executive Board on January 30, 2003. The proposal was based on the CVRD Dividend Policy and established the minimum amount of US$ 1.04 per common or preferred outstanding share to be paid to shareholders in two equal installments during this year. The first installment began to be distributed on April 30. The second installment will take place from October 31, 2003 onwards, together with the additional dividend announced on August 27, 2003.

The second installment of the minimum dividend will be paid according to the procedures previously announced on January 30, 2003:

1.	Distribution of interest on shareholders’ equity in the amount of BRL 568,082,760.44 (five hundred sixty eight million, eighty two thousand, seven hundred sixty Brazilian reais and forty four cents), equivalent to BRL 1.48 (one Brazilian real and forty eight cents) per outstanding preferred A share or common share. The value of R$ 1.48 per share is equal to US$ 0.52 per share converted into Brazilian reais by the 2.8425 BRL/USD offer exchange rate of USD (Ptax — option 5 code), as informed by the Central Bank of Brazil on October 14, 2003.

2.	The payment will take place from October 31, 2003 onwards. The distribution of interest on shareholders’ equity is subject to withholding income tax, in accordance with the Law 9,249 of December 26, 1995.

For the second installment of the minimum dividend payment to shareholders, approved today, the record date to CVRD shares traded at the Bolsa de Valores de São Paulo — BOVESPA will also be today (October 15, 2003). Concerning the American Depositary Receipts (ADRs) traded at the New York Stock Exchange — NYSE the record date will be October 20, 2003. All CVRD shareholders that hold the Company’s shares at the record dates will be entitled to receive interest on shareholders’ equity. CVRD shares will be traded ex-dividend, in both stock exchanges, from October 16, 2003 onwards.

According to the press release dated August 27, the additional dividend payment to CVRD shareholders is equal to BRL 1.94 (one Brazilian real and ninety four cents) per outstanding preferred A share or common share and will also be paid from October 31, 2003 onwards.

Therefore, from October 31, 2003 onwards, CVRD will distribute to its shareholders interest on shareholders’ equity in the amount of BRL 3.42 (three Brazilian reais and forty two cents) per outstanding preferred A share or common share.

During 2003, CVRD is paying to its shareholders the two installments of the minimum dividend — one of BRL 1.62 (one Brazilian real and sixty two cents) per share, paid from April 30 onwards and another one of BRL 1.48 (one Brazilian real and forty eight cents) per share which will be distributed from October 31 onwards — and the additional payment of BRL 1.94 (one Brazilian real and ninety four cents) per share. These amount to a distribution to CVRD’s shareholders of interest on shareholders’ equity of BRL 5.04 (five Brazilian reais and four cents) per outstanding preferred A share or common share, totalling BRL 1,934,551,620.37 (one billion, nine hundred thirty four million, five hundred fifty one thousand, six hundred twenty Brazilian reais and thirty seven cents).

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: October 16, 2003